March 11, 2005

Sanofi-aventis sues Novopharm for patent infringement in Canada

Sanofi-aventis has learned through the Canadian Ministry of Health website that Novopharm Limited had obtained marketing approval in Canada for a product claiming to be generic enoxaparin.

Sanofi-aventis companies Aventis Pharma Inc. and Aventis Pharma S.A. are bringing suit in the Federal Court against Novopharm for patent infringement of Canadian patent 2045433, which covers Lovenox®.

Sanofi-aventis will vigorously defend its legal rights with respect to this patent.

About sanofi-aventis
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY)

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